

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2015

<u>Via E-mail</u>
Mr. Hisham A. Kader
Chief Financial Officer
Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re: Carey Watermark Investors Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 0-54263**
>
> **Form 8-K**
> **Filed January 13, 2015**
> **File No. 0-54263**

Dear Mr. Kader:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Item 1A. Risk Factors, page 6</u>

1.   We note your risk factor disclosure on page 6 that to date substantially all of your cash distributions have been sourced from offering proceeds. In future Exchange Act periodic filings, to the extent there is a shortfall in distribution coverage from cash flow from operations or funds from operations, please revise your risk factor to specify the percentage of the shortfall in distribution coverage for the reporting period.

Distributions, page 38

2.   In future Exchange Act periodic filings, please expand this section to highlight the
        relationship between distributions paid, including amounts reinvested through the DRIP,
        and the amount of cash flow from operations for the reporting period. Please also
        disclose the sources to cover any shortfall, as applicable. In addition, please show the
        relationship between distributions paid, including amounts reinvested through the DRIP,
        and earnings or FFO for the reporting period.

Redemptions, page 38

3.   We note your disclosure that during the year ended December 31, 2014 you redeemed
        256,111 shares of your common stock, at an average price of $9.65. In future Exchange
        Act periodic filings, please provide the number of redemption requests received for the
        reporting period.

Item 7. Management's Discussion and Analysis of Financial and Results of Operations

FFO and MFFO, page 42

4.   We note that you reconcile Funds from Operations (FFO) from Net loss attributable to
        CWI stockholders. Based upon your reconciliation, it appears that FFO represents FFO
        attributable to CWI stockholders. Please revise your presentation in future filings to
        clearly label FFO as FFO attributable to stockholders. Also make similar revisions to
        your future earnings releases filed on Form 8-K, as appropriate.

Schedule 14A filed April 27, 2015

Compensation of Directors and Executive Officers – Fiscal 2014, page 12

5.   We note that your subadvisor provides you with the services of Michael G. Medzigian,
        your chief executive officer. In future Exchange Act filings that include disclosure under
        Item 402 of Regulation S-K, please specify any amounts reimbursed to your subadvisor
        or advisor for salaries or benefits of a named executive officer.

Form 8-K filed on January 13, 2015

Item 8.01 Other Events

6.   In future filings, please consider supplementing your disclosure regarding your NAV
        calculation to include an analysis of the relationship between the aggregate purchase
        price of your properties, as adjusted for related capital expenditures, and the value
        assigned to your properties.

7.   We note your disclosure regarding NAV per share as of September 30, 2014. We further note that you have previously disclosed NAV per share as of September 30, 2013. In future filings, please also include the NAV estimate for the prior period.

8.   We note that you use and disclose a range of discount rates and residual capitalization rates to estimate the fair value of your real estate portfolio and related debt. Please provide to us a quantitative sensitivity illustration of your estimated NAV based on a change in your discount rate and residual capitalization rate and tell us how you considered including such an analysis for either or both of these assumptions in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or Tom Kluck, Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities